Exhibit 99.1

First Towers & Fiber Corp. Delivers First Cash Flow from New 200 KM Fiber Network, Eyes Expansion with Client

Toronto, Ontario--(Newsfile Corp. – September 4, 2026) - Akanda Corp. (NASDAQ: AKAN) (“Akanda”) and its 100% owned subsidiary First Towers & Fiber Corp. (“FTF” or the “Company”), an emerging telecommunications infrastructure developer in Mexico, today announced a series of operational and financial milestones that mark a significant step forward in the Company’s transition into a recurring revenue-generating telecommunications infrastructure business.

First Cash Lease Payment Collected

FTF successfully collected its first cash lease payment in August 2026 from its new 200-kilometer fiber build-out, marking the Company’s transition from network build-out to active revenue generation. The second monthly invoice was submitted in August, with cash collection scheduled for September/October 2026. Revenue realization on the network remains fully on track.

Technical Delivery Ahead of Schedule

Technical delivery of the Company’s fiber network is advancing ahead of Company expectations, with only a few remaining kilometers pending client sign-off. The Company believes that it is well positioned to achieve full operational acceptance of the network ahead of its December 2026 target.

Strategic Value Driving Expansion Discussions

The initial 200-kilometer fiber network deployment has proven strategic for the client’s regional coverage. Building on this success, FTF is now in discussions with the client to secure the allocation of additional fiber kilometers, positioning the Company to expand its joint network footprint further.

Tower Portfolio Continues to Deliver Steady Income

The Company’s tower portfolio remains a reliable contributor to recurring revenue, with all 28 cellular tower sites 100% active, radiating, and generating steady recurring lease income.

Chris Cooper, President of FTF, stated: “Collecting our first cash lease payment on the new fiber network is a defining moment for First Towers & Fiber Corp. — it validates the strategy we’ve been executing and marks our transition into a recurring revenue business. With technical delivery ahead of schedule, our tower portfolio performing consistently, and active discussions underway to expand our fiber footprint with our client, we see strong momentum heading into 2027.”

FTF remains committed to advancing connectivity through strategic infrastructure growth and efficient service delivery, positioning itself as a reliable partner for telecom providers and the communities they serve.

About First Towers & Fiber Corp.

First Towers & Fiber Corp. is an emerging developer of telecommunications infrastructure in Mexico, specializing in cellular tower construction and dark fiber networks. FTF partners with national carriers and technology providers to deliver scalable, reliable, and future-ready connectivity solutions, driving both commercial growth and digital inclusion.

For further information, contact:

AKANDA CORP. GENERAL ENQUIRIES

E: ir@akandacorp.com

Forward-Looking Statements

This press release contains “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) failure to realize the anticipated benefits of Akanda’s acquisition of FTF; (iii) the limited operating history of each of Akanda and FTF; (iv) the ability of Akanda and its subsidiaries (collectively, “Akanda Group”) to grow and manage growth effectively; (v) the ability of Akanda Group to execute their business plans; (vi) estimates of the size of the markets for Akanda Group’s products and services; (vii) the rate and degree of market acceptance of Akanda Group’s products and services; (viii) Akanda Group’s ability to identify and integrate acquisitions; (ix) future investments in technology and operations; (x) potential litigation involving Akanda Group; (xi) risks relating to the uncertainty of projected financial information; (xii) the effects of competition on Akanda Group’s businesses; (xiii) developments and changes in laws and regulations; (xiv) the impact of significant investigative, regulatory or legal proceedings; (xv) general economic and market conditions impacting demand for Akanda Group’s products and services; (xvi) the ability to meet Nasdaq’s listing standards; (xvii) the ability of Akanda to raise capital, and to issue equity or equity-linked securities in the future; (xviii) the ability of Akanda to manage its significant debt load and liabilities; and (xix) such other risks and uncertainties as are discussed in Akanda’s Annual Report on Form 20-F filed with the SEC or in other documents Akanda files from time to time with the SEC. Akanda expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Akanda’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and Akanda assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although Akanda believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in Akanda’s reports and statements filed from time-to-time with the Securities and Exchange Commission.